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                             April 26, 2023

       Ryan Murr
       Partner
       Gibson, Dunn & Crutcher LLP
       555 Mission Street, 30th Floor
       San Francisco, California 94105

                                                        Re: Jounce
Therapeutics, Inc.
                                                            Schedule TO-T/A
filed April 25, 2023
                                                            File No. 005-89831

       Dear Ryan Murr:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

               After reviewing your response to these comments, we may have additional comments.
       All defined terms used here have the same meaning as in the offer materials.

       Schedule TO-T/A filed April 25, 2023

       Summary Term Sheet, page 5

   1. Provide an opinion of counsel that the CVRs are not securities under Securities Act
                                                        Section 2(a)(1).
   2. Refer to comment 3 in our prior comment letter dated April 21, 2023 and comment 1 in our letter dated April
14, 2023. We continue to believe that the failure to provide a maximum value or range
of values for the CVR as a whole does not satisfy the bidders'
                                                        basic requirement to
describe the material terms of the Offer under Item 4 of Schedule TO and Item 1004(a)(i) of
Regulation M-A thereunder. This is of particular concern in the context of this Offer,
where the cash component of the Offer consideration represents a discount to the current
trading price for the shares. Please revise to provide this
                                                        disclosure.
   3. Refer to comment 15 in our prior comment letter dated April 14, 2023. We believe the
 Ryan Murr
Gibson, Dunn & Crutcher LLP
April 26, 2023
Page 2
         disclosure requested in comment 2 above must be included as part of the previously-
         requested offer supplement to be disseminated to shareholders.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please direct any questions to Blake Grady at (202) 551-8573 or Christina Chalk at
(202) 551-3263.



FirstName LastNameRyan Murr                                  Sincerely,
Comapany NameGibson, Dunn & Crutcher LLP
                                                             Division of
Corporation Finance
April 26, 2023 Page 2                                        Office of Mergers
& Acquisitions
FirstName LastName